Exhibit 12.1

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2008	2007	2008
Fixed charges (a)
Interest expense	$152	$134	$458	$406
Amortization of debt issuance costs and debt discount	10	9	28	27
Portion of rental expense representative of interest	17	19	53	56

Total fixed charges	$179	$162	$539	$489

Earnings
Income (loss) before income taxes	$(4)	$(26)	$(111)	$(64)
Fixed charges per above	179	162	539	489

Total earnings	$175	$136	$428	$425

Ratio of earnings to fixed charges	*	*	*	*

*	Earnings for the three months ended September 30, 2007 and 2008 and the nine months ended September 30, 2007 and 2008 were inadequate to cover fixed charges by $4 million, $26 million, $111 million and $64 million, respectively.

(a)	Fixed charges for 2007 excludes approximately $28 million of expense associates with the early retirement of the $400 million of senior floating rate notes due 2013.